Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PVpallet, Inc.
2495 280th
Montrose, IA 52639
https://www.pvpallet.com

Up to $1,070,000.00 in Common Stock at $25.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PVpallet, Inc.
Address: 2495 280th, Montrose, IA 52639
State of Incorporation: DE
Date Incorporated: November 19, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 400 shares of Common Stock
Offering Maximum: $1,070,000.00 | 42,800 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $25.00
Minimum Investment Amount (per investor): $400.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 8% bonus shares.

Amount Based:

First Volume Tier: $1000 to $5000 = Exclusive access to PVPallet annual investor newsletter

Second Volume Tier: $5,000 to $9,999 investment = 5% bonus shares

Third Volume Tier: $10,000 to $24,999 investment = 8% bonus shares

Fourth Volume Tier: $25,000+ = 12% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PVpallet, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $25.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

PVpallet, Inc. is a Delaware corporation that has created one of the solar industry's first reusable, recyclable and collapsable shipping containers that is purpose-built for solar PV panels. PVpallet will replace the current antiquated solar shipping method of using wood pallets, which are typically used one time and then disposed of in wood chippers and landfills.

PVpallet provides value across the entire solar supply chain, including:

-A reusable container that can be used an estimated 20+ times, and be ground up and recycled into a new PVpallet at the end of its usable life

-Side walls and cross braces provide additional protection for fragile solar panels, which are currently damges an estimated 2-5% during the shipping and handling process

-The collapsible side walls nest in the base, allowing for a 5:1 return ratio. In other words, for every 5 trucks shipped out full of sola panels, only one truck needs to return

-Eliminates the environmental impact and costs of pallet disposal

-The side walls allows PVpallets to be stacked 4 units high in warehouses compared to the allowable 2-high stacks of wood pallets, cutting the required warehouse storage space by 50%

-Removable side walls allow easy access to solar panels during the installation process.

-Shipping partial loads on wood pallets is a significant headache for distributors and installers--imagine trying to stacking a deck of cards on its side, but the cards are made from fragile glass and silicon wafers. PVpallet's sliding/locking track bars allow for efficient, safe loading and transport of partial loads.

For the first 1-3 years of operations, PVpallets will be manufactured through a third party. PVpallet may opt to acquire or lease manufacturing equipment and strategically shift select manufacturing processes in-house. Shipping of PVpallets will be handled be third party logistics firms.

PVpallet will initially be sold as assets to solar panel manufacturers, disitributors, installers, and solar recyclers. Over the next 1-2 years, we will also be reinvesting profits to build an internal inventory of PVpallets. This inventory will allow us to provide a "pallets as a service" lease model, where we own and manage the pallets and logistics. This lease model will make the value proposition less burdonsome for customers, provide a system for a circular economy, and generate a recurring revenue model to help PVpallet, Inc. grow and capitalize on the 400%+ projected growth in the solar industry over the next decade.

Wood pallet waste is not isolated to the solar industry. We will continue to invest in research and development to leverage PVpallet's IP (two provisional US patent filings, one non-provisional utiltiy US patent filing, and one PTC filing for international IP protection) in other markets centered around large, fragile products, such as televisions, doors and windows.

Competitors and Industry

PVpallet is focused on providing purpose-built shipping solutions for the solar

industry, an industry that continues to grow both domestically and globally. According to an independent research report, the global Solar Energy Market was estimated at USD 50 Billion in 2019 and is expected to reach USD 200 Billion by 2026. The global Solar Energy Market is expected to grow at a compound annual growth rate (CAGR) of 20% from 2020 to 2026."

Based on our research, there are no direct competitors to PVpallet in the solar industry. Our only major indirect competition is the industry-wide use of wood pallets, which have several major disadvntages:

-Wood pallets are generally made from low-quality wood, sometimes particle board. This low quality of construction means that they are almost always used only one time to ship solar panels to the construction site, and then disposed of after the panels are unloaded.

-Disposal of wood pallets is costly and sometimes not even feasible. At the end of every project, solar installers must rent large construction dumpsters and pay for landfill disposal costs of the wood pallets. The immense about of waste, coupled with the chemical compounds within the wood, mean that some jobsites are unable to dispose of the wood pallets at all. In some cases, they are placed into wood chippers and spread on the ground. Our estimates indicate that last year, over 60 million pounds of wood pallet waste was generated from the US solar industry alone, and upwards of 10x that amount globally.

-Due to the fact that they are generally used only one time, wood pallets are a recurring and significant capital expense on every solar project.

-Wood pallets are nable to be stacked taller than 2-high in a warehouse. This is due to the fact that the solar panels themselves, made from fragile glass and silicon wafers, are what is suppporting the weight of the upper pallet.

-According to our discussions with major industry players in manufacturing, distribution and installation, an estimated average of 2-5% of solar panel shipment on wood pallets arrive at site damaged unusable due to their lack of protection.

-Many solar panels are shipped in a vertical stack, similar to a deck of cards turned on its side and wrapped with cardboard and plastic bands. Once the bands are cut and cardboard is removed, wood pallets provide no support to keep the panels upright and the fall over on their sides. This leads to inefficiencies during the installation process, and occasionally additional damage to the solar panels.

Based on our research, PVpallet is one of the first reusable, recyclable, collapsible containers that is purpose-built for shipping solar panels.

Current Stage and Roadmap

Currently, PVpallet has manufactured 150 full-scale PVpallets via our subcontracted manufacturer 20/20 Custom Molded Plastics. During Q4 2021, these pallets will be put through real-world loading and transportation tests in-house, through in-house and

third party testing, along with select partners and customers in the solar manufacturing, distributation, installation, and recycling industries.

We have secured our spot in 20/20 Custom Molded Plastics' manufacturing queue, allowing us to start full-scale manufacturing production in Q1 2022. The first manufacturing run will be up to 10,000 units, with the actual quantity determined based on pre-order accumulated in Q4 2021. Thereforward, we expect to place quarterly manufacturing orders based on customer demand. With the current base and wall molds, we can produce up to 250 PVpallets per day. The addition of a second set of wall molds will allow us to double our capacity to 500 PVpallets per day.

In 2022, we plan to sell PVpallets as assets to our customers. This will allow us to build a market following, and to reinvest profits in order to accumulate capital. In 2022, we will be focused on two main activities - 1) Building the financial means, staff, logistics, and platforms to kick off a PVpallet lease/subscription model in 2023, and 2) Investing in research and development to create a PVpallet form factor for large format solar panels use in utility-scale plants, as well as applications in other industries shipping large, fragile contents (e.g. doors and windows, flat-screen televisions). Based on martket demand, we may need to invest in a second set of injection molds for PVpallet.

Additionally in 2022, we plan to design a second model of PVPallets. The current version of PVpallet accomodates approximately 80-90% of the solar panel dimensions in the broad market. As the utility-scale solar markets trend toward larger format modules, we will be focused on designing a second model that accomodates these modules and will position PVpallet to capitalize this additional unserviced market share.

By 2023, we plan to implement full scale-up of the PVpallet lease/subscription model, as well as marketing to the other industry(ies) that were researched and developed in 2022.

The Team

Officers and Directors

Name: Philip Schwarz

Philip Schwarz's current primary role is with Patrick Engineering, Inc.. Philip Schwarz currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder, Business Development
  Dates of Service: November 19, 2020 - Present
  Responsibilities: Business Development, Operations, Management

Other business experience in the past three years:

- **Employer:** Patrick Engineering, Inc.
  Title: Renewable Energy Practice Lead
  Dates of Service: February 08, 2021 - Present
  Responsibilities: Division Leader

Other business experience in the past three years:

- **Employer:** Roeslein and Associates, Inc.
  Title: Business Development Manager
  Dates of Service: April 15, 2019 - January 31, 2021
  Responsibilities: Business Development, Project Management

Other business experience in the past three years:

- **Employer:** PRYSM Sustainable Solutions, Inc.
  Title: Managing Partner
  Dates of Service: December 01, 2015 - May 15, 2019
  Responsibilities: Business Development, Operations, Finance, Project Management

Name: Luke Phelps

Luke Phelps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder, General Manager
  Dates of Service: November 19, 2020 - Present
  Responsibilities: Company Management and Operations

Other business experience in the past three years:

- **Employer:** Sun Power, LLC (dba Red Barn Solar)
  Title: Owner
  Dates of Service: September 05, 2107 - January 31, 2021
  Responsibilities: Onwer, General Manager

Name: Ethan Wollbrink

Ethan Wollbrink's current primary role is with Van Meter, Inc.. Ethan Wollbrink currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Cofounder, Sales
  Dates of Service: November 19, 2020 - Present
  Responsibilities: Strategy, Sales and Business Development

Other business experience in the past three years:

- **Employer:** Van Meter, Inc.
  Title: National Solar Sales Manager
  Dates of Service: October 20, 2012 - Present
  Responsibilities: Responsible for managing all solar sales staff, supply chain management, vendor relations and procurement, business development, and business growth strategies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the solar, shipping and packaging, and/or logistics industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing reusable packaging, shipping and logistics. Our revenues are therefore dependent upon the market for reusable packaging, shipping and logistics.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the product testing stage and have currently only manufactured a limited quantity of PVpallets. Delays or cost overruns in the development of our PVpallet and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

PVpallet, Inc. was formed on November 19, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PVpallet, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PVpallet is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual

property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to cyber-attacks and hackers that may negatively impact the company. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PVpallet, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sun Power, LLC (Luke Phelps)	300,000	Common Stock	43.9331
ISA Ventures Fund, LLLP	142,857	Series Seed-1 Preferred Stock	20.9205

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 42,800 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 540,000 outstanding.

Voting Rights

Holders of Common Stock are entitled to 1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional detail.

Material Rights

Stock Options

The total amount outstanding does not include 10,000 shares of stock options reserved for issuance.

The total amount outstanding does not include 14,500 shares of restricted stock reserved for issuance.

The total amount outstanding does not include 65,000 shares reserved for issuance under the Company's Equity Incentive Plan.

The total amount outstanding does not include 10,000 shares of issued and unexercised stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy.Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and

attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 142,857 with a total of 142,857 outstanding.

Voting Rights

The Series Seed Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect two (2) members of the Board of Directors (each, a "Preferred Director"), one of whom shall be appointed by ISAV and the other by the other Investor (in each case, so long as the relevant party holds at least 25% of the shares of Series Seed Preferred issued to it in the transaction), (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Material Rights

Dividends:

The Series Seed Preferred will carry an annual 4% cumulative dividend payable as and if declared by the Board of Directors, which shall begin to accrue on the first anniversary of the Initial Closing.

Liquidation Preference:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as outlined in Exhibit F

Protective Provisions:

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise take certain action as outlined in Exhibit F.

Optional Conversion:

The Series Seed Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described in Exhibit F.

Anti-dilution Provisions:

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with provisions in Exhibit F.

Mandatory Conversion:

Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate (i) in the event of the closing of a firm commitment underwritten public offering with a price of 5 times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $50,000,000 (a "QPO"), or (ii) upon the written consent of the Requisite Holders.

Right of First Refusal/Right of Co-Sale (Take-Me-Along):

Company first and then, second, Founders and, third, Major Investors will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Major Investors and Founders of shares unsubscribed by the other Major Investors and Founders, subject to customary exceptions for estate planning. Before any such person may sell Common Stock, he will give the Major Investors and Founders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Major Investors and Founders, subject to customary exceptions for estate planning and other de minimis transfers.

<u>VOTING AGREEMENT</u>

Drag Along:

Holders of Preferred Stock and all current and future holders of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the

exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders and holders of a majority of the shares of Common Stock (collectively with the Requisite Holders, the "Electing Holders"), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-current Charter, subject to customary limitations.

Series Seed-2 Preferred Stock

The amount of security authorized is 100,000 with a total of 0 outstanding.

Voting Rights

The Series Seed Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect two (2) members of the Board of Directors (each, a "Preferred Director"), one of whom shall be appointed by ISAV and the other by the other Investor (in each case, so long as the relevant party holds at least 25% of the shares of Series Seed Preferred issued to it in the transaction), (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Material Rights

Dividends:

The Series Seed Preferred will carry an annual 4% cumulative dividend payable as and if declared by the Board of Directors, which shall begin to accrue on the first anniversary of the Initial Closing.

Liquidation Preference:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as outlined in Exhibit F

Protective Provisions:

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite

Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise take certain action as outlined in Exhibit F.

Optional Conversion:

The Series Seed Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described in Exhibit F.

Anti-dilution Provisions:

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with provisions in Exhibit F.

Mandatory Conversion:

Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate (i) in the event of the closing of a firm commitment underwritten public offering with a price of 5 times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $50,000,000 (a "QPO"), or (ii) upon the written consent of the Requisite Holders.

Right of First Refusal/Right of Co-Sale (Take-Me-Along):

Company first and then, second, Founders and, third, Major Investors will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Major Investors and Founders of shares unsubscribed by the other Major Investors and Founders, subject to customary exceptions for estate planning. Before any such person may sell Common Stock, he will give the Major Investors and Founders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Major Investors and Founders, subject to customary exceptions for estate planning and other de minimis transfers.

<u>VOTING AGREEMENT</u>

Drag Along:

Holders of Preferred Stock and all current and future holders of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders and holders of a majority of the shares of Common Stock (collectively with the

Requisite Holders, the “Electing Holders”), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder’s pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company’s stockholders in a liquidation under the Company’s then-current Charter, subject to customary limitations.

Series Seed-3 Preferred Stock

The amount of security authorized is 50,000 with a total of 0 outstanding.

Voting Rights

The Series Seed Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect two (2) members of the Board of Directors (each, a “Preferred Director”), one of whom shall be appointed by ISAV and the other by the other Investor (in each case, so long as the relevant party holds at least 25% of the shares of Series Seed Preferred issued to it in the transaction), (ii) as required by law, and (iii) as provided in “Protective Provisions” below. The Company’s Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Material Rights

Dividends:

The Series Seed Preferred will carry an annual 4% cumulative dividend payable as and if declared by the Board of Directors, which shall begin to accrue on the first anniversary of the Initial Closing.

Liquidation Preference:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as outlined in Exhibit F

Protective Provisions:

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company’s Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise take certain action as outlined in Exhibit F.

Optional Conversion:

The Series Seed Preferred initially converts 1:1 to Common Stock at any time at option

of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described in Exhibit F.

Anti-dilution Provisions:

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with provisions in Exhibit F.

Mandatory Conversion:

Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate (i) in the event of the closing of a firm commitment underwritten public offering with a price of 5 times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $50,000,000 (a "QPO"), or (ii) upon the written consent of the Requisite Holders.

Right of First Refusal/Right of Co-Sale (Take-Me-Along):

Company first and then, second, Founders and, third, Major Investors will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Major Investors and Founders of shares unsubscribed by the other Major Investors and Founders, subject to customary exceptions for estate planning. Before any such person may sell Common Stock, he will give the Major Investors and Founders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Major Investors and Founders, subject to customary exceptions for estate planning and other de minimis transfers.

<u>VOTING AGREEMENT</u>

Drag Along:

Holders of Preferred Stock and all current and future holders of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders and holders of a majority of the shares of Common Stock (collectively with the Requisite Holders, the "Electing Holders"), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-

current Charter, subject to customary limitations.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 142,857
  Use of proceeds: Injection molds design, fabrication and procurement; patents; employee salaries
  Date: May 19, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 300,000
  Use of proceeds: Company inception
  Date: November 19, 2020
  Offering exemption relied upon: to be confirmed

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $13.00
  Number of Securities Sold: 130,000
  Use of proceeds: Company Inception (sweat equity)
  Date: November 19, 2020
  Offering exemption relied upon: to be confirmed

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $11.00
  Number of Securities Sold: 110,000
  Use of proceeds: Company inception (sweat equity)
  Date: November 19, 2020
  Offering exemption relied upon: to be confirmed

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our current cash balance as of September 2021 is $351k. Our venture capital investor has 1 remaining tranche of $333k to fund, which we expect to occur in the next 30 days. However, we will be very tight on cash as the VC funds will be used to pay the final approx. $370k installment for the mold and another $30k for the parts related to the mold later this year. In addition, we currently have our first order of 138 pallets from our manufacturer in production, which will cost around $72k. Our current monthly operating cash burn rate is ~$40-$50k. Without crowdfunding and other sources of capital, we predict we can operate without additional funding until 1Q22.

Foreseeable major expenses based on projections:

Some of the major expenses would be the installment payments for the pallet mold and funding our first production run: $185k in Sep, $185k in Oct, $32k in December and $72k for inventory.

Future operational challenges:

Our biggest operational challenge will be getting our product to market. We plan to use the majority of our first production run on customer demos, samples, and product testing. If demos and sampling are well received, our next hurdle will be funding production orders. We also do not have a full time management team on board until adequate funding is received. We are moving as fast as we can with 2 FTE's and other shareholders and advisors contributing time and effort on top of their other full time positions. Some other operational challenges we are dealing with are cost fluctuations on pallet components and manufacturing lead times. We see a lot of potential and profit opportunity in our proposed leasing model, but this model is very capital intensive as our target customers are large manufacturers who would likely lease a significant number of pallets.

Future challenges related to capital resources:

Our biggest challenges will be cash flow management, primarily caused by the significant and unpredictable costs of funding inventory purchase orders. We also see obtaining debt financing to be a near term challenge, given we are a pre-revenue startup with limited collateral assets in the Company.

Future milestones and events:

Our major upcoming milestone is the first production run of up to 10,000 PVpallets, which will require significant material and assembly costs. We will attempt to collect downpayments or full payment upon order placement to help with this finanical burden, but we may need another significant round of equity or debt financing to

enable us to fund these orders if prepayment from customers is not well-received. Our target gross profit margin on pallet sales in 2022 is ~26% and we are targeting unit sales of ~8k pallets in 2022. Another significant financial milestone will be taking our subscription model to market in late 2022 or early 2023. We expect the subscription model to be our most profitable and highest volume revenue stream, but also most capital intensive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The current capital reources available to the Company are cash on hand, a pending third and final funding tranche from series seed preferred investment round, and a federal grant from the Department of Energy through a related party.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical and will enable the Company to build out initial inventory for asset sales, hire a full-time leadership team, and invest in a pallet leasing model by accumulating inventory of Company-owned PVpallets and developing logistics and shipping platforms.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this crowdfunding campaign are necessary to the viability of the Company. The Company plans to raise up to $2.5 million through crowdfunding (beginning with a raise of $1.07M). In the event that crowdfunding does not sufficiently meet our funding needs, the Company will pursue other options with strategic and venture capital investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum amount is raised, the Company will dedicate the funds entirely to inventory buildout but will not be able to operate past Q4 2021 or develop and hire for a full-time company infrastructure. The Company will be required to pursue other equity and/or debt for operations in order to operate into 2022.

How long will you be able to operate the company if you raise your maximum funding

goal?

2 years with lower sales than expected, and ongoing if sales are where we expext them.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, the Company is due to receive the remaining third and final funding tranche of $333,334.00 from the series seed preferred investment round. The Company was also awarded a $500,000.00 grant from the United States Departy of Energy SETO division, which is paid on a reimbursable time and expense basis based on eligiblity. Reimbursements from this grant are beginning in September 2021 and will continue to draw down on the grant funds until they are fully depleted.

In addition, the Company is currently exploring debt financing options through SBA and conventioanl methods, as well as other sources of strategic equity capital, and future capital raises.

Indebtedness

- **Creditor:** Sun Power LLC
  Amount Owed: $490,000.00
  Interest Rate: 4.0%
  Maturity Date: March 01, 2022
  The note matures in March 2022, but has an option to negotiate a payment plan at maturity. The Company also has an unsecured non-interest bearing amount due to its majority shareholder for various expenses paid on behalf of the Company. In 2021, the Company will receive reimbursements from the majority shareholder for expenditures eligible for reimbursement through a Federal grant with the Department of Energy.

Related Party Transactions

- **Name of Entity:** Sun Power, LLC
  Names of 20% owners: Luke Phelps
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sun Power, LLC was the original owner of PVpallet, LLC. PVpallet, LLC was an entity created to own the PVpallet intellectual property. It was never an operational company, and was spun off from Sun Power, LLC to create an independent operational entity, PVpallet, Inc., in November 2020. The application and subsequent award a $500,000 U.S. Department of Energy SETO grant was filed under Sun Power, LLC prior to the

existence of PVpallet, Inc., and was ultimately not able to be transferred to PVpallet, Inc. due to application and grant rules and timing. PVpallet, Inc. is currently in the process of novating this grant award from Sun Power, LLC to PVpallet, Inc., with expected completion by the end of Q4 2021.
Material Terms: Sun Power, LLC is a entity that is wholly owned by Luke Phelps (cofounder), and the entity that holds his 300,000 shares. Once the DOE grant is novated to PVpallet, Inc. Sun Power, LLC will no longer have involvement in the day to day operations of PVpallet, Inc.

Valuation

Pre-Money Valuation: $18,497,525.00

Valuation Details:

In late 2020 we agreed to a $7M valuation of our company with ISA Ventures, a venture capital firm.

Since that time we have had new developments that we believe justify an increase in valuation:

1. We now have 150 full-scale injection-molded prototypes that were produced using our production-level injection molds. In terms of fabrication method, size, functionality, and materials of construction, these prototypes are essentially the same as the full production units. These full-scale prototypes are undergoing testing in Q3 and Q4 2021, the results of which will determine any final injection mold modifications to be made in Q4 2021 and Q1 2022 to prepare for full production in Q1 2022. At the time of ISA Ventures valuation, we only had 3D printed, desktop scale prototypes.

2. At the time of ISA Ventures valuation, we only had a preliminary design that was not conducive to fabrication of our injection molds, nor had we begun fabrication of any molds. Since ISA Ventures' valuation, we have worked with our mold fabrication partner to engineer and design a manufacturable mold design. This design was used to fabricate aluminum low pressure injection molds for both the base and side walls of the PVpallet, which took approximately six months to design and fabricate and cost over $1.05M. In that same time frame, we also designed and manufactured injection molds for the small parts (latches, handles, etc.).

3. At the time of ISA Ventures' initial valuation, we only had two (2) provisional patent filings. Since their valuation, we have filed an additional two (2) intellectual property-related filings. These include a non-provisional patent to protect the PVpallet intellectual property domestically, and a patent filing with the Patent Cooperation Treaty to provide international intellectual property protection throughout 153 international countries, including all of the key countries where solar panel manufacturing takes place as well as key strategic growth geographies for potential future growth of PVpallet, Inc.

4. Since ISA's valuation we have progressed conversations with over 25 identified key customers spanning a cross section of the solar industry, including manufacturers, distributors, installers, decommissioning/recycling, shipping/packaging/logistics companies. Our social media presence has grown tremendously, particularly on LinkedIn in, where we have gone from ~75 followers, predominantly friends and family, to approximately 400 followers that are now heavily centered in the solar and shipping industries.

5. At the time of ISA Ventures valuation, no full-scale units had been produced. In September 2022,we produced 150 injection molded full-scale sample units for testing and to determine any necessary final modifications to prepare for full production. We are currently in discussions with our injection molding partner about production queues and timeline, and we are projecting we will be in full-scale production with a first production run of PVpallets in Q1 2022, with go-to market scheduled immediately thereafter.

6. At the time of ISA Ventures valuation, no full-scale units had been made, nor had they been field tested. With our 150 sample units, we are performing field testing from September through November 2021. This field testing will provide critical information to help make informed decisions on final mold modifications prior to full-scale production.

7. At the time of ISA Ventures valuation, PVpallet had one full-time employee who was focused on the PVpallet design, while the remainder of the team working part time. We currently have since added a full-time office/operations manager, a fractional CFO, part time marketing and legal, and four advisory board members with decades of collective experience in the solar industry. The three cofounders will also be transitioning to full time employment with PVpallet in Q4 2021.

8. Historically, and at the time of ISA Ventures valuation, the domestic solar market growth was projected to grow at an annual rate of 20%+ per year. In September 2021, the Biden administration announced a blueprint to increase the US power market to 40% solar by 2035 and 50% by 2050. Currently, the US power market is approximately 3% solar with around 95 GW installed. This increase from 3% to 40% equates to an annual growth rate of approximately 23% over the next 13 years, with continued growth through 2050.

9. With our fabricated injection molds, we have the capability to produce up to 250 PVpallets per day, or 91,250 PVpallets per year. Based on the final design and assembly processes, our manufacturer indicated that we can double our capacity with the fabrication of one more set of side wall molds, which would equate to 500 pallets per day, or 182,500 PVpallets per year. The United States is currently installing approximately 20 GW of solar per year. At 450 W per panel and 27 panels per PVpallet, this equates to an annual wood pallet usage of over 1,600,000 wood pallets per year that can be replaced by PVpallets.

10. In 2022, we intend to begin implementation of a plan to offer PVpallets as an on-demand subscription service, with PVpallet, Inc. managing the logistics, cleaning, and

repair of PVpallets. Our projections estimate that this subscription model could generate roughly $27 million in gross profits (40% gross profit margin) over a 3 year period through 2025. This equates an estimated 4% market share of total US production capacity in 2025.

11. PVpallet, Inc. continues to see growth potential and customer interest outside of the solar panel market with other products that need additional protection, stability, and/or pallet stackability. These markets include solar racking equipment, automotive, outdoor power equipment, glass, doors and windows, and high value artwork. We intend to pursue these other markets within the next three years after maturation in the solar panel market.

With these developments, PVpallet, Inc. has made significant progress since the ISA Ventures valuation, and teh Company believes the pre-money valuation offered in this crowdfunding raise is a reasonable reflection of the company's current value.

This calculation has been conducted internally without a formal third-party independent evaluation. The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock.

In making this calculation, we have not assumed that: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  Our biggest need is to build inventory to sell to customers. This is also our largest cost to ramp up our business

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  5.0%
  We will continue these efforts to grow into other sectors.

- *Research & Development*

12.0%
Mold adjustments and modifications.

- *Company Employment*
  20.0%
  Employee salaries for team growth.

- *Operations*
  10.0%
  We will be using several 3rd part operations to scale our business. A tight operations and procedures will be necessary to perform smoothly

- *Inventory*
  39.5%
  To ramp up sales and start providing cash flow, we need to build product ready to sell and not wait on each production run.

- *Working Capital*
  10.0%
  Cash flow all other invoices other than directly related to inventory

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.pvpallet.com (https://www.pvpallet.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pvpallet

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PVpallet, Inc.

[See attached]

PVPALLET, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
PVPallet, Inc.
Cedar Rapids, Iowa

We have reviewed the accompanying financial statements of PVPallet, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
August 17, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

PVPALLET, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	13,513
Due from shareholders		24
TOTAL CURRENT ASSETS		13,537
OTHER ASSETS		
Deferred tax asset, net		8,000
TOTAL ASSETS	$	21,537

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	90
Accrued expenses		19,093
Due to related party		19,970
TOTAL CURRENT LIABILITIES		39,153
TOTAL LIABILITIES		39,153
SHAREHOLDERS' EQUITY		
Common stock, see note 4		54
Additional paid-in capital		-
Accumulated deficit		(17,670)
TOTAL SHAREHOLDERS' EQUITY		(17,616)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	21,537

See independent accountant's review report and accompanying notes to financial statements.

PVPALLET, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
General and administrative	9,773
Research and development	15,897
TOTAL OPERATING EXPENSES	25,670
NET OPERATING LOSS	(25,670)
NET LOSS BEFORE TAXES	(25,670)
INCOME TAX BENEFIT	8,000
NET LOSS	$ (17,670)

See independent accountant's review report and accompanying notes to financial statements.

PVPALLET, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Common Stock				
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, NOVEMBER 19, 2020 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	540,000	54	-	-	$ 54
Net loss	-	-	-	(17,670)	$ (17,670)
ENDING BALANCE, DECEMBER 31, 2020	**540,000**	**$ 54**	**$ -**	**$ (17,670)**	**$ (17,616)**

See independent accountant's review report and accompanying notes to financial statements.

PVPALLET, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (17,670)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Deferred tax asset	(8,000)
Prepaid expenses and other current assets	
Increase (decrease) in liabilities:	
Accounts payable	90
Accrued expenses	19,093
CASH USED FOR OPERATING ACTIVITIES	(6,487)
CASH FLOWS FROM FINANCING ACTIVITIES	
Funds received from related party	19,970
Issuance of common stock	30
CASH PROVIDED BY FINANCING ACTIVITIES	20,000
NET INCREASE IN CASH	13,513
CASH AT INCEPTION	-
CASH AT END OF YEAR	$ 13,513
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

PVPALLET, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020
(unaudited)

1. Summary of Significant Accounting Policies

The Company
PVPallet, Inc. (the "Company") was incorporated in the State of Delaware on November 19, 2020. The Company has developed the first shipping solution to revolutionize the way solar modules are handled and distributed. PVPallet improves efficiencies and reduces costs throughout the entire solar supply chain, from manufacturing, distribution, and installation to storage and waste disposal.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during 2020. Net operating losses will be carried forward to reduce taxable income in future years. The Company has recorded a deferred tax asset, in the amount of $8,000 for the year ending December 31, 2020. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware, Missouri and Iowa.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenues by selling and leasing reusable pallets. The Company plans to collect a portion of the total expected payment upfront. For the period ended December 31, 2020, the Company did not have any contracts with customers.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company plans on adopting 2016-02 during 2022.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due to Related Party

Since inception, the majority shareholder of the Company loaned the Company $19,970, as of December 31, 2020. The loan carries no interest, maturity date, minimum monthly payment, or collateral. Management intends to replay this amount within the next year.

4. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, 540,000 shares have been issued and are outstanding.

5. Subsequent Events

Series Seed Preferred Stock Purchase Agreement
In 2021, the Company entered into an agreement to raise $1,000,000 in exchange for 142,857 shares of preferred stock, which will be issued in three separate tranches. In May, during the first tranche, the Company raised $333,333, in exchange for issuing 47,619 shares at $7 per share. In July, during the second tranche, the Company raised $333,333, in exchange for issuing 47,619 shares at $7 per share. The third tranche is expected to take place in September.

Preferred Stock
The Company amended its articles of incorporation to allow for the issuance of preferred stock. The total number of shares that the Corporation shall have authority to issue is 292,857 shares at $0.0001 par value per share.

Issuance of Common Stock
During 2021, the Company authorized the issuance of 15,000 shares to advisory board members that will vest over a two-year period with a six-month cliff.

Related Party Loan Agreement
The Company entered into a loan agreement for $490,000 in March 2021, with one of the founders of the Company. The loan carried a 4% interest rate. The loan is due in March 2022, with an option to renew and setup a payment plan then.

Managements Evaluation
The Company has evaluated subsequent events through August 17, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PVpallet

Reusable Solar Shipping Solutions


Finally, a sustainable way to ship solar panels.
Because an industry built on sustainability should be sustainable.

Website | Montrose, IA | CLEAN TECHNOLOGY

$0.00 raised

0 Investors	$18.5M Valuation
$25.00 Price per Share	$400.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

PVpallet is dedicated to disrupting the solar shipping industry with a recyclable, reusable, collapsible pallet system. Designed specifically to revolutionize the way solar panels are handled and distributed, industry-wide adoption of our unique product could reduce the wood waste created by the US solar industry by over 60 million pounds per year. PVpallet aims to improve efficiencies and reduce costs throughout the entire solar supply chain. PvPallet is currently undergoing testing and is making final modification to the injection molds. Full-scale manufacturing in planned to begin in Q1 2022.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Improved cost efficiencies: PVpallets can be reused an estimated 20+ times, eliminating the cost of new wood pallets for every project.
- Positive environmental impacts: PVpallets are made from recycled plastic and are reground into new pallets at the end of their life cycle. As a replacement for wood pallets, this solution prevents unnecessary deforestation, reduces the solar industry's carbon footprint, and could prevent over 60 million pounds of wood pallet waste from entering US landfills every year.
- Reduce solar panel damage: According to our research, an average of 2-5% of the solar panels shipped on wood pallets arrive at the job site damaged and unusable. PVpallet provides additional protection from damage with adjustable sidewalls and cross braces.

Source | Source | Source

OVERVIEW

A *sustainable* solar shipping solution.

The team at PVpallet has zeroed in on a huge problem: the solar industry typically ships solar panels on single-use wood pallets. These pallets are usually discarded in U.S. landfills, creating over 60 million pounds of wood waste in 2020 alone. As the solar industry continues to grow, the waste problem will grow along with it.

The waste problem extends beyond material waste to include damaged solar modules, transportation costs, and unnecessary expenditures of time and labor. PVpallet aims to revolutionize the solar industry with its fully recyclable, reusable, and collapsible pallet system specifically designed for shipping solar panels. We believe our industry and our planet deserve better—and we're here to make a change.


Clean Energy's Dirty Secret
Solar panels are sustainable, but their shipping methods wreak havoc on the environment.
Doesn't sound very sustainable to us.
After just one use, wood pallets are generally dumped in landfills.
And the panels aren't protected from damage.
An estimated 2-5% of the solar panels break in transit.

Why does an industry built on sustainability create so much waste?

While performing rural solar PV installations in Northern Missouri, Luke Phelps and his team quickly realized the amount of waste, lost time, and expense associated with the way solar panels were shipped to installation sites--on single-use wood pallets. Luke saw his warehouses overrun with partial pallet loads, his shipments arriving on site with broken panels, his installers dealing with stacks of panels falling over once the banding was removed and, most notably, the expense and rampant waste of procuring dumpsters to offload the immense amount of disposed wood pallets at the end of every job.

Luke knew there had to be a better solution.

Inspired by the reusable bins for shipping seed to farm sites, Phelps and Steven Kottwitz designed the initial concept for PVpallet in 2019 with several goals in mind:

Minimize waste by using material that could be recycled into new PVpallets
Reduce solar panel breakage
Stack several pallets without putting weight on the solar panels themselves

Knowing the right team is essential to success, Phelps shared the concept with Philip Schwarz and Ethan Wollbrink, establishing the core foundation of PVpallet, Inc. This team of co-founders has a combined 35 years of experience in the solar industry, enabling them to clearly see gaps in the supply chain that a better shipping solution could solve.

PVpallet is in the pre-revenue stage of development. Currently, we are undergoing testing and making final modifications to the injection molds. Full production is expected to begin in Q1 2022. PVpallet holds two provisional US patent filings, one non-provisional utility US patent filing, and one PTC filing for international IP protection.

The sustainable solution the industry & the planet deserve.


PV
PALLET

**Image is a computer generated demo version.*



RETHINK.
High-density plastic sidewalls & cross-braces protect the modules.



RESIZE.
Exterior walls easily adjust to fit various module sizes.



REUSE.
Walls collapse & pallets stack for easy return shipping.



RESTOCK.
Pallets stack up to four high to maximize warehouse space.

Wood waste, module breakage, and inefficient storage

The U.S. solar industry's use of single-use wood pallets for shipping solar panels to project sites is estimated to have created over 60,000,000 pounds of domestic wood waste in 2020 alone. The global solar industry waste is estimated at 10 or more times that amount. What's more, based on our research, an average of two to five percent of solar panels arrive damaged and unusable. This damage is due to lack of protection during shipping.

And the problem extends beyond waste. Wood pallets are not easy to use. The lack of structural support means pallets can only be stacked two high, resulting in limitations on the warehouse space available for storage. Partial load shipments and module offloading are also difficult to manage. Once the bands around the panels are cut, they can no longer be moved by forklift. This makes partial loads labor intensive and inefficient. Then there's the cost. Wood pallets for solar modules are custom made. At an average cost of $80 per pallet, the solar industry spent more than $126,000,000 on single use wood pallets last year alone*. Simply put, the status quo for shipping solar panels is not sustainable.

**Calculation made based on internal research*

Why does an industry built on sustainability create *so much waste*?


1,580,000
PALLETS
used for solar PV modules each year*
63,210,000
POUNDS
of wood pallet waste each year*
198,000
TREES
used for solar PV modules each year*
2-5%
BREAKAGE
of solar PV panels during shipping

**Estimates based on 19.2 GW of solar installed in the United States in 2020*

Source | Source | Source

THE SOLUTION

A pallet designed for efficiency and sustainability

PVpallet is a purpose-built shipping solution to not only replace, but improve upon the status quo of single-use wood pallets. PVpallets are made of post-consumer HDPE plastics. Common household items like milk jugs and laundry detergent bottles are ground and fed directly into the injection mold machine.

According to our calculations, PVpallets can be reused at least 20 times. They are designed to be returned at a 5:1 ratio for reuse. For every 5 truckloads of solar panels sent to a project site, only one truck needs to return with empty pallets. Once a PVpallet has finished its life cycle, it will be returned to the manufacturing plant, sent through plastic grinders, and placed back into the injection mold hopper to be made into a new PVpallet.

Beyond providing a sustainable solution, PVpallet also improves efficiencies and reduces costs throughout the entire solar supply chain. Sliding locks and tabs support partial loads and the adjustable sidewalls accommodate for various module sizes while protecting loads in transit. PVpallets are also stackable up to four high, reducing warehouse storage by as much as 50%.


PvPallet - Solution
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A solar industry solution to a more sustainable way of shipping pallets.
*Video is a computer generated demo version.
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**Video is a computer generated demo version.*

PVpallet Quick Stats:

- Reusable, recyclable, and stackable.
- Built with side walls and cross braces for added protection.
- Made from fully recyclable Type 2 HDPE.
- Designed to securely hold 2 to 27 solar panels.
- Built with removable side walls and locking trackbar for improved handling and return shipping.

PVpallet Lifecycle

RAW MATERIALS
HDPE plastics gathered, including retired PVpallets.

MANUFACTURE
PVpallets produced using injection molding.

DISTRIBUTE
Solar modules loaded on PVpallets & distributed for installation.

USE
PVpallets shipped to installation sites, then collected for reuse or recycling.

REUSE
PVpallets returned to solar manufacturer for reuse.

RECYCLE
Old PVpallets are recycled into new PVpallets (estimated life cycle ~ 20 uses).

THE MARKET

Over $50M in uncaptured revenue

The Global Solar Power Market Size was estimated at USD 170.55 billion in 2020. That is equivalent to over 115 gigawatts of capacity (about 9.5 million pallets of solar panels). While global solar market values vary from source to source, all anticipate a consistent upward trajectory--ranging from from 6.9% to 20%. The market is anticipated to reach upwards of $293.18 billion by 2028.

The growth of the US Solar Power Market is even more aggressive. Despite the pandemic, installations reached 19.2 gigawatts of new capacity in 2020, a 43% year over year growth. According to our calculations, installing that much capacity would require 1.5 million pallets. What's more, installations are expected to quadruple from current levels in the next decade.



Capturing just
5% of this market
would generate over
$50M in revenue
for PVpallet

OUR TRACTION

Ready for full-scale production in Q1 2022

The PVpallet team is ready to disrupt the solar shipping industry with a unique shipping solution that will become an asset to solar companies—not a landfill-bound liability. We have already begun receiving investments from major sources, including the U.S. DOE SETO program's grant of $500K and $1M in VC funding from ISA Ventures.

The need for an alternative to traditional wood pallets as a shipping method for solar panels is recognized throughout the solar supply chain. We are currently being approached by several major solar module manufacturers, distributors, installers, and solar recycling companies for our unique solution.

We are being sought out by several major solar module manufactures, distributors, shipping, and Installation, solar recycling companies for our unique solution. All levels of handling solar modules are seeing the need for this system



Our Timeline:

- Q3 2021: Injection molds fabricated by MSI Mold Builders
- Q3 2021: The first PVpallets scheduled for limited production run of 150 units
- Q4 2021: Limited production PVpallets undergo testing and final modifications
- Q1 2022: Full-scale PVpallet production scheduled to begin
- 2022-2023: PVpallet lease model projected to launch, making PVpallets available as an on-demand service

**The above information includes anticipated timelines and goals.*

WHY INVEST

Improve the solar industry and beyond

The growth potential for PVpallet is immense. Our lease model will open us up to the largest solar panel manufacturers in the world. We plan to capture at least 25% of the U.S. solar market and 5% of the global solar market within the first 5 years. Within the next 3-5 year timeframe, we plan to expand our product to other industries. Our PVpallet design can easily be transferable to shipping outdoor power equipment, doors and windows, flat screen TVs, and other large format, fragile products.

Offsetting waste generated from wood pallets is just the beginning. As a 1% for the Planet Business Member, we aim to work with organizations that directly offset the environmental impact from wood pallets and help the reusable pallet material supply chain.

Bottom line: we want to make a sustainable difference. Will you join us?

We invite you to invest in the future of the industry and help us make clean energy more sustainable and economical.

It's time to rethink solar shipping.





The PVpallet Difference	WOOD PALLET	PVPALLET
Expandable Width	NO	YES Fully adjustable
Load Protection	NO	YES Full height side walls & protective cross-braces
Partial Load Support	NO	YES Sliding locks and tabs support partial loads
Easy Load Access	NO	YES Folding walls allow bulk module load picks
Stackable Height	2x	4x Reduces warehouse floor space by 50%
Lifecycle Cost	HIGH Low initial cost, high lifecycle cost	LOW High initial cost, low lifecycle cost
Fully Reusable	NO Single use	YES Reusable an estimated 20 times
Fully Recyclable	NO Disposable product	YES Fully recyclable into new PVpallets
Waste-Free	NO Dumpsters of waste after every job	YES Return for reuse after every job
Product History	LONG Conventional approach	SHORT Cutting-edge technology

January 2019



First PVpallet concepts created

Initial concepts for PVpallet designed to address issues from shipping and waste problems of solar modules

May 2021

Award of $500k DOE SETO grant

Sun Power, LLC was officially awarded a $500k grant from the U.S. Department of Energy Solar Energy Technologies Office

May 2021

VC Seed Funding - First Tranche

Received first tranche of VC funding from ISA Ventures

July 2021

VC Seed Funding - Second Tranche

Received second tranche of VC funding from ISA Ventures

September 2021



First 150 PVpallet Samples Fabricated

The first 150 PVpallet samples for case studies and testing were fabricated by 20/20 Custom Molded Plastics.

September 2021

Novation of DOE SETO grant from Sun Power, LLC to PVpallet, Inc.

Began process to novate the $500k DOE SETO grant from Sun Power, LLC to PVpallet, Inc.

September 2021

VC Seed Funding - Third Tranche

Received third and final tranche of VC funding from ISA Ventures

October-December 2021



Case Studies & Certification

Collaborate with select industry partners and third party testing companies for case studies and certification.

December 2021 - January 2022



Final Mold Revisions and Mold Modifications

Based on feedback from the case studies and testing, we will make final design revisions and modifications to the injection molds. This will be the final step prior to full-scale production.

Q1 2022



Full Scale PVpallet Production

Full scale production of PVpallet will begin.

Q1 2022



PVpallet Product Launch

We will be fully launched and ready to sell PVpallets to customers.

In the Press

SHOW MORE

Meet Our Team



Philip Schwarz

Co-founder, Business Development

Philip leads the business development, sales, and marketing functions for PVpallet. Philip is a professionally licensed engineer with over 14 years of experience in the renewable energy arena. He ran a profitable solar PV technical consulting company for four years where he worked on over 60 utility-scale projects totaling 7+ GW across 19 U.S. states. At PVpallet, Philip provides an established, successful approach to business development, along with strong solar industry connections and an entrepreneurial spirit.



Luke Phelps

Co-founder, General Manager

Luke Phelps is a founder and general manager of PVpallet. He has over 18 years of experience owning and operating small businesses, with a successful track record in the home building, agriculture, and solar design and installation industries. He is a creative thinker, always looking for ways to improve and optimize solutions, and is an expert at creating strong foundations for business operations and growth.



Ethan Wollbrink

Co-founder, Sales

Ethan marshals brand evangelism efforts for PVpallet. A professionally licensed electrician, Ethan has over 7 years of solar supply chain experience. He developed a global network of solar construction partners over the greatest solar growth years in the Midwest while simultaneously demonstrating success in the conference room and at the construction site. Along with his versatility and vast knowledge in all phases of renewable solar energy projects, Ethan brings a proven expertise in sales, construction, finance, and partnership development to PVpallet.



Steven Kottwitz

Co-founder, Design, Supply Chain and Manufacturing

Steven Kottwitz spearheads the design and manufacturing efforts for PVpallet. He brings a breadth of knowledge to the PVpallet team, having past key management roles in agricultural retail and ranch management, as well as years of experience in fabrication projects. With his hands-on approach to learning, Steven is an expert designer and critical thinker, and it is his mission to ensure that PVpallet's are not only optimized for today, but also thinking forward to the solutions for tomorrow.



Jason Wood

Operatons / Office Manager

Jason Wood ensures the daily operations of PVpallet run seamlessly by implementing key processes and practices across the organization. He spent 25 years serving our country as an Army Counterintelligence Officer (Special Agent) with a focus on intelligence collection, investigations, physical security, training, strategic planning, and operations. He spent an additional five years as a senior manager at an IT security / managed services firm followed by 12+ months as an area manager (operations) at a global services company. Jason believes in leading by example and making a positive difference every day.



Vanessa Benkert

Marketing & Branding

Vanessa Benkert leads the marketing and branding efforts at PVpallet. Vanessa has an MA in Communication and 14 years of design, marketing, and branding experience. Whether working with small businesses or large, established brands, her work is founded on the principle that design should be strategic, creative, and all about communication. At PVpallet, Vanessa brings an expert, proven approach to content development, both visual and verbal, along with a zest for meeting new challenges.



Zach Gates

Finance & Accounting

Zach Gates leads PVpallet's finance accounting team in a fractional CFO role. Zach is a licensed CPA with 8+ years of experience in public accounting. He has an extensive background in providing audit and assurance services and outsourced CFO services to startups and manufacturing companies.



Chad Wiltz

Advisory Board

Business development and sales leader with 20+ years' experience. Principal focus in the energy and renewable sectors for the past 15 years has led to many industry connections and foundational relationships. Innate ability to lead people and recognize the importance of emotional intelligence. Accomplished in business planning, execution and achieving predictive outcomes. Strong business and team development leader with a passion for innovation and idea advancement. Proud Iowa Hawkeye – University of Iowa Grad.



Randy Ambrosy

Advisory Board

Business owner with 30+ years' experience. Historically focused in the technology sector; now working in the renewable energy and environmental industry. Great understanding of human behaviors and people leadership. Skilled in innovation theory and business planning. Strong operations professional with a Master of Business Administration (MBA) focused in Business Analytics from Loras College.



Scott Dailey

Advisory Board

Business optimization and development expert with 20 years' experience. Primary focus in the solar industry for 12+ years yielded expertise in product development, deployment, and strategic partnering. Analytical thinker and problem-solver with a rare mix of technical, strategic, and financial expertise, capable of increasing market, creating value, and reducing cost. Accomplished business advisor and collaborator and a driving force willing to do whatever it takes to make great things happen. Strong collaborator with the ability to think hi-level strategy while maintaining detail-oriented focus and acting in a hands-on capacity. MBA from Stanford University.



Tyler Kanczuzewski

Advisory Board

Sustainability and marketing professional with 9 years' experience. Substantial focus in sustainability and creative marketing has resulted in an affinity for good stewardship, renewable energy, and conservation. Deep understanding of the interconnectedness of people and natural environments. Passionate about making a positive impact on others and helping the world think more about what it means to be a good steward. Strong thinker, creative, and adventurer with a deep love for fitness and the outdoors. MBA from Grand Valley State University with an emphasis in Sustainability.

Offering Summary

Company	:	PVpallet, Inc.
Corporate Address	:	2495 280th, Montrose, IA 52639
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$400.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	400
Maximum Number of Shares Offered	42,800
Price per Share	$25.00
Pre-Money Valuation	$18,497,525.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 8% bonus shares.

Amount Based:

First Volume Tier: $1000 to $5000 = Exclusive access to PVPallet annual investor newsletter

Second Volume Tier: $5,000 to $9,999 investment = 5% bonus shares

Third Volume Tier: $10,000 to $24,999 investment = 8% bonus shares

Fourth Volume Tier: $25,000+ = 12% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PVpallet, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $25.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Philip: We all know that clean energy is the future. But there's one way that it's stuck in the past. The solar panel industry is propped up by a wasteful shipping model that uses old fashioned, single-use wood pallets. This approach is depleting our natural resources, generating more than 60 million pounds of wood waste per year in the US alone, and nearly five times that amount globally. What's more, based on our research, an average of two to five percent of every solar panel shipment arrives on site damaged and unusable.

Philip: PVpallet is disrupting the solar industry with one of the world's first recyclable, reusable and collapsible solar panel shipping containers. We make our pallets from fully recyclable Type 2 HDPE - the same type of plastic used in milk jugs and soap dispensers- which we grind up and feed into machines to make PVpallets. The pallet's stackable shape holds panels securely while keeping them easily accessible. Our efficient design means that, for every five truckloads of solar panels sent to a project site, only one truck needs to return with empty pallets. PVpallet will transform the solar industry's supply chain, making it friendlier for the environment and more economical for the industry.

Luke: Over the last two decades, I've owned and operated several businesses in the building, agriculture, and solar industries. I've always been an entrepreneur at heart, and I got the idea for PVpallet when I started my solar installation business and saw the amount of waste first-hand. I knew there had to be a better way. We've spent the last two years perfecting our unique solution, and with your investment, we'll be ready to take it to the next level. So far, we have received a half million dollars from the U.S. Department of Energy, and one million in VC funding from ISA Ventures. The solar industry is rapidly growing, with 400% projected growth in the next decade. We are poised to capitalize on this growth with a sustainable, efficient solution that we believe will revolutionize clean energy around the world.

Philip: Join us today by investing in a shipping solution that is not only better for business--it's better for the planet.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PVPALLET, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF MAY, A.D. 2021, AT 11:51 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1847

4197337 8100
SR# 20211924029

Authentication: 203254557
Date: 05-20-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:51 AM 05/20/2021
FILED 11:51 AM 05/20/2021
SR 20211924029 - File Number 4197337

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PVPALLET, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

PVPallet, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is PVPallet, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 19, 2020.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is PVPallet, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center 1209 Orange St., in the City of Wilmington, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 5,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 292,857 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

142,857 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**", 100,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**", and 50,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock shall be identical except as provided herein. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. Except as context otherwise requires, references to "Preferred Stock" mean, on a collective basis, the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock.

1. Dividends.

From and after one year following the date of the issuance of any shares of Preferred Stock, dividends at the rates per annum of $0.28 per share of Series Seed-1 Preferred Stock, $0.40 per share of Series Seed-2 Preferred Stock, and $0.64 per share of Series Seed-3 Preferred Stock shall accrue on such shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) (collectively, the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Section 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive,

or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, as to the Series Seed-1 Preferred Stock, $7.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock. The "**Original Issue Price**" shall mean, as to the Series Seed-2 Preferred Stock, $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock. "**Original Issue Price**" shall mean, as to the Series Seed-3 Preferred Stock, $16.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times the Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise

be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation; provided, however, that if the aggregate amount which the holders of Preferred Stock are entitled to receive under Sections 2.1 and 2.2 shall exceed, in the case of the Series Seed-1 Preferred Stock, $21 per share, and in the case of the Series Seed-2 Preferred Stock, $20 per share, and in the case of the Series Seed-3 Preferred Stock, $16 per share (in each case subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Preferred Stock) (the "**Maximum Participation Amount**"), each holder of Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum Participation Amount and (ii) the amount such holder would have received if all shares of Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 2.1 and 2.2 is hereinafter referred to as the "**Liquidation Amount**."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least two-thirds of the outstanding shares of Preferred Stock (voting as a single class without regard to series of Preferred Stock held) (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting

power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Preferred Directors (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of the Series Seed-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Seed-1 Director**"), the holders of record of the shares of the Series Seed-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Seed-2 Director**" and together with the Seed-1 Director, the "**Preferred Directors**"), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of the applicable shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the applicable holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Series Seed-1 Preferred Stock and the rights of the holders of the Common Stock under the first sentence of this Section3.2 shall terminate on the first date following the date the first share of Series Seed-1 Preferred Stock was issued (the "**Original Issue Date**") on which there are issued and outstanding less than 35,714 shares of Series Seed-1

Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock). The rights of the holders of the Series Seed-2 Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the date the first share of Series Seed-2 Preferred Stock was issued on which there are issued and outstanding less than 25,000 shares of Series Seed-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 35,714 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

3.3.3 (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the Preferred Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at

no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the Preferred Directors;

3.3.6 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

3.3.7 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of the Preferred Directors; or

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.9 increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series Seed-1 Preferred Stock shall initially be equal to $7.00. The "**Conversion Price**" applicable to the Series Seed-2 Preferred Stock shall initially be equal to $10.00. The "**Conversion Price**" applicable to the Series Seed-3 Preferred Stock shall initially be equal to $16.00. Such initial Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as

provided below. All references to a Conversion Price shall mean the applicable Conversion Price as provided herein.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors, so long as the total number of shares of Common Stock issued or subject to Options hereunder is less than or equal to 114,762 shares of Common Stock;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of the Preferred Directors.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for

the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon

exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration

(as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such

event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property

deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $35.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Preferred Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred

Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. RESERVED.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least two-thirds of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least two-thirds of the shares of such series of Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Preferred Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.4 of the Investors' Rights Agreement, dated as of May 19, 2021, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation

may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated

Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 19th day of May, 2021.

DocuSigned by:

By: Luke Phelps

54572C87E16241D...

Luke Phelps, President